UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM 6-K
                               ----------------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                August 17, 2006
               Date of Report (Date of Earliest Event Reported)


                               ----------------


                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                         Andina Bottling Company, Inc.
              (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)

                               ----------------

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes _______ No ___X____

 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes _______ No ___X____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
                     the Securities Exchange Act of 1934
                            Yes _______ No ___X____

                                ----------------

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Consolidated financial statements
June 30, 2006


(Translation of original in Spanish)




CONTENTS

Report of Independent Auditors
Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements





     Ch$    -  Chilean pesos
     ThCh$  -  Thousands of Chilean pesos
     US$    -  United States dollars
     ThUS$  -  Thousands of United States dollars
     R$     -  Brazilian Reals
     ThR$   -  Thousands of Brazilian Reals
     A$     -  Argentine pesos
     ThA$   -  Thousands of Argentine pesos
     UF     -  Unidades de Fomento (Chilean government inflation-indexed monetary units)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                                        For the period ended June 30,
                                                                             2006            2005
                                                                             ----            ----

                                                                             ThCh$          ThCh$

TOTAL CURRENT ASSETS                                                    147,493,238      122,341,516
Cash                                                                      5,390,203        7,915,237
Time deposits                                                            34,587,389       12,159,863
Marketable securities (net)                                              23,999,996       14,025,854
Trade accounts receivable (net)                                          20,668,536       20,547,113
Notes receivable (net)                                                    5,540,011        4,919,622
Other receivables (net)                                                  15,687,862       17,795,525
Notes and accounts receivable from related companies                      1,085,679           63,377
Inventories (net)                                                        20,722,259       22,173,782
Recoverable Taxes                                                         8,983,614        7,763,887
Prepaid expenses                                                          1,969,067        2,269,786
Other current assets                                                      8,858,622       12,707,470
TOTAL PROPERTY, PLANT & EQUIPMENT                                       141,330,585      155,228,020
Land                                                                     13,029,428       12,665,684
Buildings & improvements                                                 81,381,208       94,072,909
Machinery and equipment                                                 215,561,988      224,351,770
Other property, plant & equipment                                       206,077,837      208,768,166
Technical reappraisal of property, plant & equipment                      2,036,097        2,036,145
Depreciation (less)                                                   (376,755,973)    (386,666,654)
TOTAL OTHER ASSETS                                                      220,710,382      295,970,937
Investments in related companies                                         21,171,549       21,112,009
Investments in other companies                                               56,414           57,236
Goodwill                                                                 72,069,144       86,599,086
Long-term receivables                                                       125,830           43,674
Long-term notes and accounts receivable from related companies               34,492           37,767
Long-term Deferred Income Taxes                                             173,691          418,433
Intangibles                                                                 430,561          479,236
Amortization                                                              (253,180)        (260,859)
Others                                                                  126,901,881      187,484,355
TOTAL ASSETS                                                            509,534,205      573,540,473




The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.


                                                                      For the period ended June 30,
                                                                           2006              2005
                                                                           ----              ----

                                                                          ThCh$             ThCh$

TOTAL CURRENT LIABILITIES                                               131,231,672      115,529,826
Short-term bank liabilities                                              47,860,930       38,770,696
Current portion of long-term bank liabilities                               513,274        3,521,467
Current portion of bonds payable                                         13,802,176       13,890,815
Dividends payable                                                         4,886,596        4,177,862
Accounts payable                                                         30,498,203       28,928,062
Other creditors                                                           2,925,266        3,793,452
Notes and accounts payable to related companies                           6,835,499        4,461,197
Provisions                                                                  748,047          717,306
Withholdings                                                             12,966,347        8,659,493
Income taxes payable                                                      5,265,607        4,955,041
Unearned income                                                             483,203            8,475
Deferred income taxes                                                       843,321          876,585
Other current liabilities                                                 3,603,203        2,769,375
TOTAL LONG-TERM LIABILITIES                                             135,751,172      191,219,632
Long-term bank liabilities                                                  324,592       48,866,692
Bonds payable                                                            97,602,630      111,707,849
Other creditors                                                             185,808          180,350
Notes and accounts payable from related companies                         3,701,143                0
Provisions                                                               25,009,563       22,639,794
Other long-term liabilities                                               8,927,436        7,824,947
MINORITY INTEREST                                                         1,169,626               55
TOTAL SHAREHOLDERS' EQUITY                                              241,381,735      266,790,960
Paid-in capital                                                         197,904,994      198,096,021
Reserve capital revalued                                                  2,176,955        1,980,960
Other reserves                                                            4,912,684       19,177,236
 Retained earnings                                                       36,387,102       47,536,743
 Accumulated earnings                                                     9,908,239       26,620,265
Net income for the period                                                30,949,277       24,890,038
Interim dividends (less)                                                (4,470,414)      (3,973,560)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                509,534,205      573,540,473



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                                         For the period ended June 30
                                                                             2006             2005
                                                                             ----             ----

                                                                            ThCh$            ThCh$

OPERATING INCOME                                                         40,354,534       34,612,536
Gross Margin                                                            105,745,384       92,993,718
Net Sales                                                               255,652,507      236,689,004
Cost of sales                                                         (149,907,123)    (143,695,286)
Administrative and selling expenses                                    (65,390,850)     (58,381,182)
NON OPERATING INCOME AND EXPENSE                                        (3,192,579)      (5,537,002)
Financial Income                                                          5,112,760        8,735,738
Equity in earnings of equity investments                                    344,075          923,536
Other non-operating income                                                  444,448        3,011,000
Equity in losses of equity investments                                            0        (113,207)
Amortization of goodwill                                                (3,258,505)      (3,628,070)
Financial Expenses                                                     (10,311,202)     (11,987,456)
Other non-operating expenses                                              (946,685)      (7,799,405)
Price level restatement                                                   (570,876)        (260,052)
Foreign exchange gains                                                    5,993,406        5,060,810
Income before income taxes and extraordinary items                       37,161,955       29,075,534
Income tax expense                                                      (6,173,603)      (4,185,497)
Income before minority interest                                          30,988,352       24,890,037
Minority interest                                                          (39,075)                1
NET INCOME                                                               30,949,277       24,890,038
NET INCOME FOR THE PERIOD                                                30,949,277       24,890,038



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                          For the period ended June 30
                                                                             2006              2005
                                                                             ----              ----

                                                                            ThCh$             ThCh$

NET CASH PROVIDED BY OPERATING ACTIVITIES                                60,405,627       45,155,248
Collection of trade receivables                                         387,650,772      358,475,921
Financial income received                                                 6,487,898        7,651,626
Dividend & other distributions received                                   1,466,479        1,442,259
Other income received                                                        37,455           24,942
Payments to suppliers and personnel                                   (273,646,735)    (270,434,360)
Interest paid                                                           (5,812,141)      (6,789,687)
Income taxes paid                                                       (5,985,419)      (2,975,002)
VAT and other tax payments                                             (49,792,682)     (42,240,451)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    (50,305,619)     (53,816,340)
Borrowings                                                               33,248,317       48,491,894
Dividend distribution                                                  (61,622,286)     (65,830,991)
Loan payments                                                          (15,999,963)     (30,448,512)
Bond payments                                                           (5,931,687)      (6,028,731)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                    (5,050,721)        4,030,078
Proceeds from sales of property, plant and equipment                      1,160,724          795,922
 Proceeds from sales of permanent investments                             5,067,272                0
Proceeds from sales of other investments                                  3,032,129       37,367,825
Additions to property, plant & equipment                               (14,230,579)     (12,977,580)
 Permanent investments                                                        (892)          (1,747)
Investments in financial instruments                                       (79,375)     (21,154,342)
TOTAL NET CASH FOR THE PERIOD                                             5,049,287      (4,631,014)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                          (999,631)        1,639,760
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      4,049,656      (2,991,254)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         21,961,507       28,942,797
CASH AND CASH EQUIVALENTS AT END OF PERIOD                               26,011,163       25,951,543



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES


                                                                                    For the period ended June 30
                                                                                        2006             2005
                                                                                        ----             ----
                                                                                       ThCh$            ThCh$

NET INCOME                                                                          30,949,277       24,890,038
Income on sale of assets:                                                             -245,917       -2,061,728
Gain on sale of property, plant and equipment                                         -245,917          -83,057
Gain on sale of investments                                                                  0       -1,977,110
Gain on sale of other assets                                                                 0           -1,561
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                   12,160,419       15,459,974
Depreciation                                                                        15,135,317       15,785,362
Amortization of intangibles                                                            146,148          164,545
Write-offs and provisions                                                             -751,808        4,628,965
Equity in earnings of equity investments                                              -344,075         -923,536
Equity in losses of equity investments                                                       0          113,207
Amortization of goodwill                                                             3,258,505        3,628,070
Price-level restatement                                                                570,876         -260,052
Foreign exchange gains, net                                                         -5,993,406       -5,060,810
Other credits to income that do not represent cash flows                               -16,906       -2,615,777
Other charges to income that do not represent cash flows                               155,768                0
CHANGES IN OPERATING ASSETS                                                         23,062,208       -1,349,260
(Increase) decrease in trade accounts receivable                                    26,499,975       17,280,784
(Increase) decrease in inventories                                                     585,910          -99,741
(Increase) decrease in other assets                                                 -4,023,677      -18,530,303
CHANGES IN OPERATING LIABILITIES                                                    -5,559,435        8,216,225
Increase (decrease) in accounts payable related to operating income                -10,167,204      -12,578,077

Increase (decrease) in interest payable                                              9,301,450       14,626,859
Increase (decrease) in income taxes payable                                         -1,114,753        1,863,005
Increase (decrease) in other accounts payable related to non-operating income         -259,371        3,832,455

Increase (decrease) in VAT and other similar items                                  -3,319,557          471,983
Minority interest                                                                       39,075               -1
NET CASH PROVIDED BY OPERATING ACTIVITIES                                           60,405,627       45,155,248



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)     Accounting period

The consolidated financial statements cover the period January 1 to June 30, 2006 and are compared to the same period in 2005.

b)     Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)     Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 3.7% according to CPI and minor reclassifications have been made.

d)     Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries. The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from intercompany transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages
The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:



                                                               Ownership Interest
                                                    June 30, 2006          June 30, 2005
Company Name                                     Direct   Indirect     Total      Total
------------                                     ------   --------     -----      -----

ABISA CORP S.A.                                        -      99.99      99.99      99.99
ANDINA BOTTLING INVESTMENTS S.A.                    99.90      0.09      99.99      99.99
ANDINA INVERSIONES SOCIETARIAS S.A.                 99.99         -      99.99      99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.                99.90      0.09      99.99      99.99
EMBOTELLADORA DEL ATLANTICO S.A.                        -     99.99      99.99      99.99
ENVASES MULTIPACK LTDA.                              5.00     94.99      99.99      99.99
RIO DE JANEIRO REFRESCOS LTDA.                          -     99.99      99.99      99.99
SERVICIOS MULTIVENDING LTDA.                        99.90      0.09      99.99      99.99
TRANSPORTE ANDINA REFRESCOS LTDA.                   99.90      0.09      99.99      99.99
VITAL S.A.                                              -     99.99      99.99      99.99
RJR INVESTMENTS CORP S.A.                               -     99.99      99.99      99.99
VITAL AGUAS S.A.                                    56.50         -      56.50          -
ANDINA INVERSIONES SOCIETARIAS DOS S.A.             99.99         -      99.99          -

e)     Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods. Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, "CPI", issued by the Chilean National Institute of Statistics, which amounted to 1.1% for the period December 1, 2005 to May 31, 2006 (1.0% for the same period of the previous year).

f)     Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:


                                             2006           2005
                                             ----           ----
                                              Ch$           Ch$

Unidades de Fomento           (UF)        18.151,40      17.489,25
United States dollars         (US$)          539,44         579,00
Argentine pesos               (A$)           174,80         200,55
Brazilian Real                (R$)           249,24         246,34
Euro                                         689,91         700,80

g)     Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with a pre-established value are valued at the adjusted cost, plus accrued interest.

h)     Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or it's subsidiaries' warehouse. The costs of finished products include all manufacturing costs. Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)     Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)     Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)     Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l)     Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)     Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)     Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)     Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)     Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate. The difference in valuation as compared to the effective placement rate is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q)     Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)     Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff's expected length of service to their retirement date. Since the year 2005, the Company maintains a withholding plan for some officers. A liability is recorded according to the guidelines of this plan. The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s)     Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them. The amount of such inventory is determined annually through an annual inventory of containers in the possession of clients. This inventory is valued at the average weighted value of the guarantee for the last seven years, for each type of container, and the effect is recorded in the operating income of the Company for those container guarantees established through January 31, 2001. These guarantees are not adjustable and they do not have an expiration date; therefore, the liability valuation was calculated for the seven aforesaid years.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established. In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)     Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)     Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v)     Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w)     Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)     Consolidated statement of cash flows

For purposes of preparation of the statement of cash flow, the Company has considered cash equivalent to be investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES
------------------------------

The composition of the balance at June 30, 2006, was as follows:


                                 Accounting value for the period ended June 30,
                                 ---------------------------------------------
                                          2006                    2005
                                          ----                    ----
                                          ThCh$                   ThCh$
Bonds                                  4,504,950               8,149,412
Mutual Funds                           6,806,561               2,499,896
Investment Funds                      12,688,485               3,376,546
Total Marketable Securities           23,999,996              14,025,854



Fixed Income                      Date                                  Accounting value
                         Purchase      Maturity        Par Value        Amount         Rate      Market Value     Provision
                         --------      --------        ---------        ------         ----      ------------     ---------
                                                                        ThCh$                      ThCh$           ThCh$
SUDAMERICANO            09-06-2005     03-15-2007      1,823,990       4,597,047      7,60%        1,774,677        49,313


                                      11


SUDAMERICANO            11-30-2004     03-15-2007      2,773,057       2,773,057      7,60%        2,730,273        42,784



Mutual Funds and Investment Funds                 Balance as of June 30, 2006
---------------------------------                 ---------------------------
                                                             ThCh$
Citi Institutional Liquid Reserves Limited                12,688,485
Fondo Mutuo BBVA                                           3,385,000
Fondo Mutuo BESTADO                                        1,985,000
Fondo Mutuo B.SCOTIABANK                                     673,000
Fondo Mutuo CITI CORP                                        763,561
Total                                                     19,495,046

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

Almost all these accounts correspond to the soft drink business.


                                                           Current
                   ------------------------------------------------------------------------------------------
                                                More than 90 days
                            Up to 90 days           up to 1 year          Subtotal    Total Current (net)            Long Term
                            --------------      ------------------       --------    -------------------             ---------
                        Jun 30,     Jun 30,      Jun 30,    June 30,      Jun 30,      June 30,     Jun 30,     June 30,   June 30,
                         2006        2005         2006        2005          2006         2006        2005         2006       2005
                         ----        ----         ----        ----          ----         ----        ----         ----       ----
                         ThCh$       ThCh$        ThCh$       ThCh$        ThCh$        ThCh$        ThCh$        ThCh$      ThCh$
Trade receivables     20,749,769   18,770,638   1,223,892   1,776,475   21,973,661    20,668,536   20,547,113        0          0
Allowance for
  doubtful accounts                                                      1,305,125
Notes receivable       5,701,912    3,993,921     380,717     925,701    6,082,629     5,540,011    4,919,622    46,937         0
Allowance for
  doubtful accounts                                                        542,618
Other receivables     15,271,112   17,536,134     500,578     259,391    15,771,690   15,687,862   17,795,525    78,893    43,674
Allowance for
  doubtful accounts                                                         83,828
 Total long term
   receivables                                                                                                   125,830   43,674


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond mainly to product purchases and sales made at market conditions. These balances are due within approximately 45 days. Accounts receivable from Embonor S.A. and Embotelladora Coca-Cola Polar S.A. correspond to sale price of Vital Aguas S.A. shares according to the operation described under Note 14 hereto.

     a)     Notes and accounts receivable

                     Company                               Short Term                       Long Term
                                                  Jun. 30, 2006   Jun. 30, 2005   Jun. 30, 2006    Jun. 30, 2005
                     -------                      -------------   -------------   -------------    -------------
                                                        ThCh$         ThCh$           ThCh$            ThCh$
CENTRALLI REFRIGERANTE                                        0         63,377               0               0
COCA-COLA DE CHILE S.A.                                 446,691              0          34,492          37,767
EMBONOR S.A.                                            296,438              0               0               0
EMBOTELLADORA COCA-COLA POLAR S.A.                      342,550              0               0               0
TOTAL                                                 1,085,679         63,377          34,492          37,767


     b)     Notes and accounts payable


                                                           Short Term                       Long Term
                     Company                      Jun. 30, 2006   Jun. 30, 2005  Jun. 30, 2006     Jun. 30, 2005
                     -------                      -------------   -------------  -------------     -------------
                                                      ThCh$          ThCh$            ThCh$            ThCh$
COCA-COLA DE ARGENTINA S.A.                                   0       1,863,883              0               0
ENVASES CMF S.A.                                      2,076,838       1,472,743              0               0
ENVASES CENTRAL S.A.                                    823,686         481,015              0               0
COCA-COLA DE CHILE S.A.                                       0         275,936              0               0
ENVASES DEL PACIFICO S.A.                               200,701         220,941              0               0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.                2,137,118         129,633              0               0
CICAN S.A.                                              147,468          17,046              0               0
SPBR S.R.L.                                           1,449,688               0              0               0
EMBONOR S.A.                                                  0               0      2,947,463               0
EMBOTELLADORA COCA COLA POLAR S.A.                            0               0        753,680               0
TOTAL                                                 6,835,499       4,461,197      3,701,143               0

c) Transactions with related companies were as follows:

      Company                    Relation          Transaction                      Jun. 30, 2006                Jun. 30, 2005
                                                                                  Effect on Income             Effect on Income
                                                                               -------------------------   ------------------------
Company                        Relation           Transaction                  Amount   ((charge)/credit)  Amount ((charge)/credit)
-------                       ---------           -----------                  ------   ----------------   ------ -----------------
 ENVASES CENTRAL S.A          Equity Investee    Sales of raw materials and      525,774                     468,248         8,437
                                                  supplies
 -                            -                  Finished Product purchases    6,867,754                   6,353,204
 COCA-COLA DE CHILE S.A.      Shareholder        Collection of advertising       610,075                     715,803
                               related            participation
 -                            -                  Concentrate purchase         18,251,657                  18,066,034
 -                            -                  Payment of advertising          630,196     ( 630,196)    1,266,738   ( 1,266,738)
                                                  participation
 -                            -                  Water source rental             772,691     ( 772,691)      931,368     ( 931,368)
 COCA-COLA DE ARGENTINA       Shareholder        Payment of advertising        1,189,070   ( 1,189,070)    1,140,543   ( 1,140,543)
    S.A.                       related            participation

 ENVASES DEL PACIFICO         Director in        Purchase of raw materials       324,588                     410,118
                               common
 RECOFARMA INDUSTRIAS DO      Shareholder        Concentrate purchase         19,876,448                  16,807,142
                               related
 -                            -                  Payment of advertising        1,598,513    (1,598,513)    1,308,951    ( 1,308,951)
                                                  participation
 ENVASES CMF                  Equity Investee    Purchase of containers        1,308,562                   1,955,901
 -                            -                  Purchase of raw materials     5,585,501                   5,062,409
 -                            -                  Dividend Payment              1,465,581                   1,265,555
 SPBR S.R.L. (ARGENTINA)      Shareholder        Concentrate purchase         10,255,671                   9,849,561
                               related
 EMBONOR S.A.                 Shareholder        Sale of finished products     1,541,447
                               related
 EMBOTELLADORA COCA-COLA      Shareholder        Sale of finished products     1,112,636
   POLAR S.A.                  related


NOTE 7 - INVENTORIES

Inventories at each year end consisted of the following:

                                          June 30, 2006                                      June 30, 2005
                             Gross        Obsolescence          Net             Gross         Obsolescence         Net
                             value          provision          Value            value          provision          Value
                             -----          ---------          -----            -----          ---------          -----
                             ThCh$            ThCh$            ThCh$            ThCh$            ThCh$            ThCh$
Finished Products            8,683,027      (343,597)       8,339,430        9,216,731            (51,118)      9,165,613
Products in process          1,392,233             0        1,392,233          171,935                  0         171,935
Raw Materials                9,447,066       (49,347)       9,397,719       11,985,006           (152,906)     11,832,100
Raw Materials in Transit     1,645,563       (52,686)       1,592,877        1,004,134                  0       1,004,134
Total                       21,167,889      (445,630)      20,722,259       22,377,806           (204,024)     22,173,782



NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a) At period end 2006 and 2005, the Company does not present taxable profits funds or non-taxable profits.

(Short-term and long-term assets and liabilities must be netted out to conform the general balance sheet on deferred taxes).

b)   Deferred income taxes at each year-end were as follows:


                                                    June 30, 2006                               June 30, 2005
                                       -----------------------------------------   -----------------------------------------
                                            Assets              Liabilities              Assets             Liabilities
                                       ------------------    -------------------   ------------------    -------------------
                                       Short      Long       Short       Long       Short        Long     Short      Long
                                       Term       Term       Term        Term       Term         Term     Term       Term
                                       ----       ----       ----        ----       ----         ----     ----       ----
Temporary Differences                  ThCh$      ThCh$      ThCh$       ThCh$      ThCh$        ThCh$     ThCh$      ThCh$
---------------------
Allowance for doubtful accounts        298,636     34,624           0          0    484,151      102,264         0          0
Vacation provision                     136,671          0           0          0    121,409            0         0          0
Production expenses                     14,411          0           0          0          0            0         0          0
Depreciation of property, plant &            0          0     108,234  3,961,239          0            0   134,581  4,735,947
equipment
Severance indemnities                        0        168      46,060    319,153     47,845            0         0    295,053
Allowance for asset write off          258,877  1,460,068           0          0    212,249    1,200,771         0          0
 Allowance for labor lawsuits                0  5,324,000           0          0          0    4,483,751         0          0
 Tax loss carry forwards             1,072,663  7,340,411           0          0    679,914   13,956,586         0          0
 Guarantee Deposit                           0          0           0  2,631,033          0            0         0  2,787,167
 Others                                845,653    678,498           0     82,497    628,722    1,333,996    89,821    251,722
 Local bonds issue expenses                  0          0           0    221,748          0            0         0    191,976
 Contingency allowance                       0  1,998,233           0          0          0    1,942,228         0          0
 Social Contribution                   386,158  2,207,463           0          0    244,769    2,866,327         0          0
 Accrued interests                           0          0   3,702,096          0          0            0 3,071,242          0
   Others
 Complementary accounts-net of               0  4,456,500              2,915,482          0    4,567,555         0  3,463,284
amortization
 Valuation allowance                         0 10,113,086                                 0   16,101,354
 Total                               3,013,069  4,473,879   3,856,390  4,300,188  2,419,059    5,217,014 3,295,644  4,798,581


d)   Income tax expense for each year was as follows:


Item                                                                                         June 30, 2006    June 30, 2005
----                                                                                         -------------    -------------
                                                                                                 ThCh$            ThCh$
Current tax expense (tax allowance)                                                            ( 5,188,756)     ( 4,454,147)
Tax expense adjustment (previous period)                                                          (164,544)         488,775
Deferred income tax expense/effect over assets or liabilities                                   (1,562,867)     ( 1,436,426)
Amortization of deferred income tax asset and liability complementary accounts                    (558,332)       ( 740,819)
Deferred income tax expense/effect over assets or liabilities due to changes                     1,198,682        2,033,625
  in the valuation allowance
Other charges or credits                                                                           102,214         ( 76,505)
                                                                                     Total     ( 6,173,603)     ( 4,185,497)



NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS


                                                       2006            2005
                                                       ThCh$           ThCh$
                                                       -----           -----
Materials and supplies                               5,058,078      4,999,086
Accrued interests long term bonds                    1,567,558      4,454,830
Advertising Agreements                                 153,601        373,998
Bond issue expenses and par value difference           376,856        399,355
Cross Currency Swap Effect                           1,448,840      2,367,879
Others                                                 253,689        112,322
Total                                                8,858,622     12,707,470


NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile             : Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina         : Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil            : Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazu,
                      Espirito Santo and Vitoria.

a) Principal components of property, plant and equipment at each year end are as follows:

                                                       Balances at June 30, 2006              Balances at June 30, 2005
                                                 --------------------------------------  -------------------------------------
                                                                                Net                                      Net
                                                                             property,                                property,
                                                               Accumulated    plant &                   Accumulated    plant &
                                                   Assets     Depreciation   equipment      Assets     Depreciation   equipment
                                                   ------     ------------   ---------      ------     ------------   ---------
                                                   ThCh$          ThCh$        ThCh$        ThCh$          ThCh$        ThCh$
Land                                              13,029,428              0   13,029,428   12,665,684                 12,665,684
Buildings and improvements                        81,381,208  ( 32,010,184)   49,371,024   94,072,909  ( 38,615,003)  55,457,906
Machinery and equipment                          215,561,988 ( 168,651,778)   46,910,210  224,351,770 ( 170,080,579)  54,271,191
Other property, plant and equipment              206,077,837 ( 175,477,450)   30,600,387  208,768,166 ( 177,364,152)  31,404,014
Technical  reappraisal of property, plant &
  equipment                                        2,036,097     ( 616,561)    1,419,536    2,036,145     ( 606,920)   1,429,225
Totals                                           518,086,558  (376,755,973)  141,330,585  541,894,674 ( 386,666,654) 155,228,020


b)   Other property, plant and equipment at each year end were as follows:

                                                                                    Balances at June 30,
                                                                                  2006                2005
                                                                                  ----                ----
                                                                                  ThCh$              ThCh$
Containers                                                                     113,099,693        112,522,741
Refrigerating equipment, promotional items and other minor assets               56,254,943         58,792,943
Furniture and tools                                                              3,938,270          3,972,192
Other                                                                           32,784,931         33,480,290
Total other property, plant and equipment                                      206,077,837        208,768,166



c) Gain on Technical reappraisal of property, plant and equipment at each year end was as follows:


                                           Balances at June 30, 2006                     Balances at June 30, 2005
                                   ------------------------------------------  --------------------------------------------
                                                                Net property,                               Net property,
                                                 Accumulated       plant &                   Accumulated      plant &
                                    Assets      Depreciation      equipment       Assets    Depreciation     equipment
                                   -----------  ------------    -----------   ----------    ------------   --------------
Land                                1,359,716             0      1,359,716     1,359,682               0      1,359,682
Buildings and improvements            190,360     ( 130,835)        59,525       190,355      ( 126,328)         64,027
Machinery and equipment               486,021     ( 485,726)           295       486,108      ( 480,592)          5,516
Totals                              2,036,097     ( 616,561)     1,419,536     2,036,145      ( 606,920)      1,429,225


d)   Depreciation for the period

Depreciation for the period amounted to ThCh$15,135,317 and ThCh$11,050,073 are included, under Operating Costs and ThCh$4,085,244 under Sales and Administrative Expenses in the Income Statement.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES

1. Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

     The main changes occurred in the reported periods are described below:

     Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

     The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

     The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction is reflected in the following chart. This transaction will be realized once the property is transferred to a third party different from the group.

     The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

     On December 22, 2005 the production and packaging business of waters, juices and non-carbonated beverages licensed by The Coca-Cola Company ("TCCC") in Chile was restructured. Vital Aguas S.A. is created with the purpose of developing the de process, production and packaging business of Vital de Chanqueahue Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

     Accordingly, Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A., which will conduct the business of the processing, production and bottling of the Vital de Chanqueahue Mineral Water and other water and products, according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC.

     The equity interests of Embonor S.A. and Embotelladora Coca-Cola Polar in Vital Aguas S.A. were acquired by purchase from Embotelladora Andina S.A. and its subsidiary, Andina Inversiones Societarias S.A., at the prices equivalent to 169,306 Unidades de Fomento and 109,428 Unidades de Fomento, respectively, generating earnings of ThCh$3,890,351 (historical Chilean pesos) (215,919 Unidades de Fomento), as of December 31, 2005.

     Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

                                                            2006       2005
                                                           -------   ---------
                                                           ThCh$       ThCh$
Envases CMF S.A.          Purchase of containers          (422.864)  (454.270)
Envases Central S.A.      Purchase of finished products     (4.726)   (12.058)

2. No liabilities have been designated as hedging instruments for investments abroad.
3. Income likely to be remitted by subsidiaries abroad amounts to US$179 million.

Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.


                                         Number
                           Functional     of        Ownership         Equity of             Income (loss)
  Company         Country   Currency     shares      interest          companies            for the period        Accrued Income
--------------    -------  ----------  -------- ----------------   -------------------     ------------------   -------------------
                                                Jun 30,  Jun 30,   Jun 30,     Jun 30,     Jun 30,    Jun 30,   Jun 30,   Jun 30,
                                                 2006     2005      2006        2005        2006       2005      2006       2005
                                                -------  -------   ----------  ----------  ---------  ---------  -------  ---------
 ENVASES CMF       CHILE     Ch$       28,000   50.0000  50.0000   35,037,546  35,158,575  1,246,937  1,360,381  200,605   225,921
  S.A.
 CICAN S.A.      ARGENTINA   US$        3,040   15.2000  15.2000    8,085,490   6,485,316    784,589  1,283,471  119,258   195,088
 KAIK              BRASIL    US$   16,098,919   11.3197  11.3197   13,077,493  12,865,187        792  4,439,403       90   502,527
  PARTIPACOES
 ENVASES CENTRAL   CHILE     Ch$    1,499,398   49.9100  49.9100    4,501,936   4,953,185     57,800  (202,664)   24,122  (113,207)
  S.A.
 TOTAL



(Table Cont'd)

                     Partic in net               Unrealized           Book Value of
  Company            income (loss)             income (loss)           Investment
--------------   -----------------------   ---------------------    ----------------------

                    Jun 30,     Jun 30,     Jun 30,     Jun 30,     Jun 30,     Jun 30,
                     2006       2005         2006        2005        2006        2005
                 -----------   ----------   ---------   ---------  -----------  ----------
 ENVASES CMF      17,518,773   17,579,287   1,080,675   1,158,694   16,438,098  16,420,593
  S.A.
 CICAN S.A.        1,228,994      985,768                            1,228,994     985,768
 KAIK              1,480,333    1,456,301                            1,480,333   1,456,301
  PARTIPACOES
 ENVASES CENTRAL   2,246,916    2,472,134     222,792     222,787    2,024,124   2,249,347
  S.A.
 TOTAL            22,475,016   22,493,490   1,303,467   1,381,481   21,171,549  21,112,009


NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.


NOTE 16 - GOODWILL AND NEGATIVE GOODWILL

Goodwill at each year end and the amortization during each year were as follows:

                                                       June 30, 2006                        June 30, 2005
                                             ---------------------------------     --------------------------------
                                                Amortization
                                                during the         Goodwill           Amortization       Goodwill
         Company                                  period           balance         during the period      balance
         -------                             --------------    -------------       -----------------     ----------
        Company                                   ThCh$            ThCh$                ThCh$              ThCh$
 RIO DE JANEIRO REFRESCOS LTDA.                 1,812,775        43,849,740          1,984,774           52,016,054
 EMBOTELLADORA DEL ATLANTICO S.A.               1,413,083        27,599,104          1,572,830           33,864,808
 VITAL S. A.                                       32,647           620,300             70,466              718,224
                                             --------------    -------------       ------------          ----------
 TOTAL                                          3,258,505        72,069,144          3,628,070           86,599,086
                                             ==============    =============       ============          ==========


NOTE 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

Other long term assets at each year end were as follows:

                                                                                     2006            2005
                                                                                  ----------      ----------
                                                                                     ThCh$           ThCh$
Bonds

         Celulosa Arauco S.A.                                                     12,288,790      13,779,255
         Enap S.A.                                                                 9,596,866      10,935,320
         Endesa S.A.                                                               8,187,056       9,195,142
         Chile Soberano                                                            7,747,474       8,736,824
         Petroleos Mexicanos S.A.                                                  7,585,450       8,610,756
         Compania Manufacturera de
         Papeles y Cartones S.A.                                                   7,464,331       8,323,574
         Telefonos de Mexico S.A.                                                  7,212,624       8,047,404
         Codelco S.A.                                                              5,517,675       6,204,886
         Mexico Soberano                                                           5,027,706       5,666,890
         Banco Scotiabank Sud Americano                                                    0       3,060,639
         Federal Home Loan Bank (FHLB)                                             2,703,675               0
         Brasil Telecom S.A.                                                       2,178,926       2,460,598
         Raytheon Company                                                          2,193,248       2,440,878
         International Paper Company                                               2,157,760       2,401,692
         Altria Group                                                              1,240,281               0
         Alcoa Inc.                                                                1,101,516       1,225,812

Time Deposits Deutsche Bank AG.                                                            0      48,334,052
CLN Enersis Euros                               - Deutsche Bank AG.                        0      10,983,791
CLN Endesa                                      - Deutsche Bank AG.                5,394,400       6,004,230
CLN GMAC                                        - Deutsche Bank AG.                1,747,786       1,945,371
CLN Ford                                        - Deutsche Bank AG.                1,618,320       1,801,269

Cross Currency Swap                                                               23,232,301      15,129,750
Judicial Deposits (Brazil)                                                         4,913,615       4,598,782
Issuance Expense Bond Placement                                                    3,132,134       3,488,238
Recoverable Taxes                                                                     45,721          54,400
Others                                                                             1,637,706       1,638,381
Prepaid Expenses                                                                   1,720,484       1,522,771
Non-operating Assets                                                               1,256,036         893,650

Total                                                                            126,901,881     187,484,355


NOTE 19 - SHORT-TERM BANK LIABILITIES

Short- term bank liabilities were as follows:

                                                  US Dollars          Other foreign currencies              TOTAL
                                     Jun 31, 2006     Jun 31, 2005  Jun 31, 2006   Jun 31, 2005   Jun 31, 2006  Jun 31, 2005
                                     ------------     ------------  ------------   ------------    -----------  ------------
                                        ThCh$            ThCh$         ThCh$          ThCh$          ThCh$         ThCh$
 DEXIA BANK                           22.821.787               0              0              0     22.821.787             0
 BANCO JP MORGAN                      22.612.025               0              0              0     22.612.025             0
 BBVA BANCO                                    0               0              0      2.162.308              0     2.162.308
 BANCO HSBC                                    0      32.286.991              0      1.077.165              0    33.364.156
 BANCO RIO                                     0               0              0      3.244.232              0     3.244.232
 CITIBANK N.A.                                 0               0      1.429.613              0      1.429.613             0
 BANCO ITAU                                    0               0        997.505              0        997.505             0
 Total                                45.433.812      32.286.991      2.427.118      6.483.705     47.860.930    38.770.696
 Principal Due                        44.083.037      32.122.631      2.427.118      6.239.241     46.510.155    38.361.872

 Average annual interest rate               5,99%            4,10%

Foreign currency liabilities (%)          100.00
Local currency liabilities (%)


Long term bank liabilities
  current portion:

                                                US Dollars              Other foreign currencies             TOTAL
                                    Jun 31, 2006      Jun 31, 2005   Jun 31, 2006    Jun 31, 2005    Jun 31, 2006    Jun 31, 2005
                                    ------------      ------------   ------------    ------------    ------------    ------------
                                       ThCh$             ThCh$          ThCh$          ThCh$           ThCh$           ThCh$
 DEXIA BANK BELGIUM                           0        2.769.681              0              0              0       2.769.681
 BANCO ITAU                                   0                0              0        179.139              0         179.139
 BANCO SANTANDER                              0                0        423.016        372.279        423.016         372.279
 BANCO BOSTON                                 0                0         90.258        200.368         90.258         200.368
 Others                                       0                0              0              0              0               0
 Total                                        0        2.769.681        513.274        751.786        513.274       3.521.467
 Principal Due                                0       48.033.840        506.863        739.233        506.863      48.773.073

 Average annual interest rate                              6,51%         11,61%         13,26%

Foreign currency liabilities (%)         100.00
Local currency liabilities (%)


NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:


                                                     Years to Maturity
                                          ----------------------------------------   Total long       Average        Total long
Bank or                                   More than 1   More than 2    More than 3    term at          annual          term at
  Financial Institution  Currency           up to 2       up to 3        up to 5    June 30, 2006   interest rate   June 30, 2005
-----------------------  --------           -------       -------        -------    -------------   -------------   -------------
DEXIA BANK BELGIUM        US$                      0            0             0              0                        48.033.840
BANCO SANTANDER           Other currency     228.347            0             0        228.347        11.62%             733.107
BANCO ALFA                Other currency      43.766       41.737         2.187         87.690                                 0
BANCO BOSTON              Other currency       8.555            0             0          8.555        12.03%              99.745
TOTAL                                        280.668       41.737         2.187        324.592                        48.866.692

Foreign currency liabilities (%)  100.00
Local currency liabilities (%)



NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-       :        Rating according to Fitch Ratings Ltda.
BBB+     :        Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA       :        Rating according to Fitch Ratings Ltda.
AA       :        Rating according to Feller & Rate Ltda.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At the closing of the periods 2006 and 2005, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.Details of bonds payable are as follows:


                                                                                                             Term
                                                 Nominal                        Interest     Maturity       Interest
                                        Series    Value       Currency            rate        date           Paid
                                        ------    -----       --------            ----        ----           ----
Current portion of long term bonds
YANKEE BONDS INTERESTS                    A      17.303.077  US$ /Exchange rate       7%  October 1, 2007  HALF YEARLY
YANKEE BONDS INTERESTS                    B       2.157.760  US$ /Exchange rate   7,625%  October 1, 2007  HALF YEARLY
REGISTRO 254 SVS June 13, 2001            A      23.959.848  UF                     6,2%  June 1, 2008     HALF YEARLY
  CAPITAL AND INTERESTS
REGISTRO 254 SVS June 13, 2001            B      67.160.180  UF                     6,5%  June 1, 2006     HALF YEARLY
 CAPITAL AND INTERESTS
Total

Long term bonds
BONOS YANKEE BONDS                        A      17.303.077  US$ /Exchange rate       7%  October 1, 2007  HALF YEARLY
BONOS YANKEE BONDS                        B       2.157.780  US$ /Exchange rate   7,625%  October 1, 2007  HALF YEARLY
REGISTROS 254 SVS June 13, 2001           A      23.959.848  UF                     6,2%  June 1, 2008     HALF YEARLY
REGISTROS 254 SVS June 13, 2001           B      67.160.180  UF                     6,5%  June 1, 2026     HALF YEARLY

Total




                                      Amortization                                          Placement in
                                        period                Par Value                    Chile or abroad
                                      ------------  -----------------------------         ---------------
                                                    Jun 30, 2006     Jun 30, 2005
Current portion of long term bonds
YANKEE BONDS INTERESTS                 10 Years          302.804          337.035             FOREIGN
YANKEE BONDS INTERESTS                 30 Years           41.132           45.783             FOREIGN
REGISTRO 254 SVS June 13, 2001
  CAPITAL AND INTERESTS                JUN 2007       13.100.183       13.150.237              CHILE
REGISTRO 254 SVS June 13, 2001
 CAPITAL AND INTERESTS                 DEC 2009          358.057          357.760              CHILE
Total                                                 13.802.176       13.890.815

Long term bonds
BONOS YANKEE BONDS                     10 Years       17.303.077       19.259.168             FOREIGN
BONOS YANKEE BONDS                     30 Years        2.157.760        2.401.692             FOREIGN
REGISTROS 254 SVS June 13, 2001        JUN 2007       10.981.613       22.942.485              CHILE
REGISTROS 254 SVS June 13, 2001        DEC 2009       67.160.180       67.104.504              CHILE
Total                                                 97.602.630      111.707.849


NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each year end were as follows:

                                                                                Short Term                  Long Term
Provisions                                                                   2006         2005         2006          2005
----------                                                                   ----         ----         ----          ----
                                                                            Th Ch$       Th Ch$       Th Ch$       Th Ch$
Staff Severance Indemnities                                                 683,743      635,592     5,039,493     5,232,122
Contingencies                                                                64,164       77,419     9,291,063     9,384,846
Taxation on banking transactions & social contributions (Brazil)                  0            0    10,679,007     8,022,826
Others                                                                          140        4,295             0             0
                              T O T A L                                     748,047      717,306    25,009,563    22,639,794


NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

                                                   2006            2005
                                                   ----            ----
                                                   ThCh$           ThCh$

Beginning balance                               5,469,632       2,806,474
Provision for the period                          367,037       3,131,393
Payments                                        ( 113,433)       ( 70,153)
Ending balance                                  5,723,236       5,867,714


NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST


Liabilities                                        2006            2005
-----------                                        ----            ----
                                                   ThCh$           ThCh$

Vital Aguas S. A.                              1,150,346               0
Embotelladora del Atlantico S. A.                 19,221               0
Andina Inversiones  Societarias S.A.                  59              55
                                               1,169,626              55

                                                   2006            2005
                                                   ----            ----
Income Statement                                  Th Ch$           Th Ch$

Vital Aguas S. A.                                (38,330)              0
Embotelladora del Atlantico S. A.                   (744)              0
Andina Inversiones  Societarias S.A.                  (1)              1
                                                 (39,075)              1

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

Movements in shareholders' equity were as follows:


                                                                  June 30, 2006
                                        -------------------------------------------------------------------------------
                                                       Reserve
                                           Paid in     Capital    Other      Accumulated    Interim
                                           Capital     Revalued   Reserves      Income      Dividends      Net Income
                                           -------     --------   --------      ------      ---------      ----------

 Beginning balance                       197,904,994          0    (201,145)    26,334,355   (11,640,959)   56,039,346
 Distribution of prior-year income                 0          0           0     44,398,387    11,640,959   (56,039,346)
 Final dividend prior year                         0          0           0     (5,172,908)            0             0
 Translation adjustment reserve                    0          0   5,116,042              0             0             0
 Extraordinary dividend charge to                  0          0           0    (55,880,179)            0             0
   accumulated earnings
 Capital revalued                                  0  2,176,955      (2,213)       228,584             0             0
 Income for the period                             0          0           0              0             0    30,949,277
 Interim dividends                                 0          0           0              0    (4,470,414)            0
 Ending balance                          197,904,994  2,176,955   4,912,684      9,908,239    (4,470,414)   30,949,277
 Price level restated balances



(Table Cont'd)
                                                                  June 30, 2005

                                        -------------------------------------------------------------------------------
                                                         Reserve
                                           Paid in       Capital     Other      Accumulated    Interim
                                           Capital       Revalued    Reserves     Income       Dividends      Net Income
                                           -------       --------    --------     ------       ---------      ----------

 Beginning balance                      191,027,986              0   14,574,144   56,671,256   (11,583,482)   40,158,726
 Distribution of prior-year income                0              0            0   28,575,244    11,583,482   (40,158,726)
 Final dividend prior year                        0              0            0   (3,831,784)            0             0
 Translation adjustment reserve                   0              0    3,773,110            0             0             0
 Extraordinary dividend charge to                 0              0            0  (55,880,179)            0             0
   accumulated earnings
 Capital revalued                                 0      1,910,280      145,741      135,921             0             0
 Income for the period                            0              0            0            0             0    24,001,965
 Interim dividends                                0              0            0            0    (3,831,784)            0
 Ending balance                                   0      1,910,280   18,492,995   25,670,458    (3,831,784)   24,001,965
 Price level restated balances          191,027,986      1,980,960   19,177,236   26,620,265    (3,973,560)   24,890,038
                                        198,096,021

b)   Number of shares:

 Series     Subscribed       Paid in      Number of shares
              Shares         shares      with voting rights
 ------       ------         ------      ------------------

    A      380,137,271     380,137,271       380,137,271
    B      380,137,271     380,137,271       380,137,271

c)   Capital:

       Series           Subscribed           Paid in
                         Capital             Capital
                          ThCh$               ThCh$
       ------             -----               -----

         A              98,952,497          98,952,497
         B              98,952,497          98,952,497

d)   Other reserves:

Other reserves at each year end were as follows:


                                                                     2006                 2005
                                                                   ---------         -------------
                                                                     ThCh$                ThCh$

Reserve for cumulative translation adjustments                     3,913,532          18,178,108
Reserve for technical reappraisal of property, plant and
  equipment                                                           65,219              75,020
Other reserves                                                       933,933             924,108
Total                                                              4,912,684          19,177,236


(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:


                                                       Foreign exchange
                                                       gains generated
                                        Balance       during the period      Release/Realized     Balance
Subsidiary                          January 1, 2005       Investment            Reserve          June 30, 2006
----------                          ---------------       ----------            -------          -------------
                                         ThCh$              ThCh$               ThCh$               ThCh$

Rio de Janeiro Refrescos Ltda.        (2,254,683)         3,139,312           155,768             1,040,397
Embotelladora del Atlantico S. A.      1,052,172          1,820,963                 0             2,873,135
Total                                 (1,202,511)         4,960,275           155,768             3,913,532


NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

                                                                                2006                2005
                                                                                ----                ----
                                                                                ThCh$              ThCh$
Other non-operating income during the period was as follows:
Gain on sale of plant, property and equipment                                 263,501            215,056
Other income                                                                  164,041            180,167

                                                                         ------------        ------------

                         Sub-total                                            427,542            395,223
Translation of Financial Statements (1)                                        16,906          2,615,777

                                                                         ------------        ------------
                           Total                                              444,448          3,011,000
                                                                         ============        ============

Other non-operating expenses during the period was as follows:

Loss on sale of property, plant and equipment                                (17,584)          (131,999)
Translation adjustment Reserve Realized (2)                                 (155,768)                  0
Provision for labor and commercial lawsuits                                 (305,638)          (427,121)
Provision loss of investment in Centralli                                    (25,713)           (34,248)
Obsolescence   and   write-offs  of  property,   plant  and
equipment                                                                    (22,154)        (3,986,121)
Staff Severance Indemnities                                                         0        (2,885,021)
Others                                                                      (419,828)          (334,895)

                                                                         ------------       -------------
                           Total                                            (946,685)        (7,799,405)
                                                                         ============       =============

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin
     No. 64 issued by the Chilean Institute of Accountants, presented as Other Non-Operating Income and Expenses.

(2) Corresponds to release of Translation Adjustment Reserves resulting from dividend payments at our subsidiary Rio de Janeiro Refrescos Ltda. during March and June 2006.

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each year end was as follows:


Assets -  (charges)/credits                                              Index          2006            2005
---------------------------                                              -----       -----------    ------------
                                                                                        ThCh$           ThCh$
Inventories                                                                CPI         (297,678)        103,601
Property, plant and equipment                                              CPI           804,121        808,884
Investments in related companies                                           CPI         1,501,601      1,563,918
Cash, Time Deposits, Marketable Securities                                 CPI           109,904         25,025
Trade Accounts Receivable, Notes Receivable, Other Receivables             UF                 13             27
Trade Accounts Receivable, Notes Receivable, Other Receivables             CPI              (37)            678
Accounts Receivable related Companies short term                           CPI           276,853        375,807
Recoverable taxes                                                          CPI            31,334         47,064
Other current assets                                                       UF              6,729          0,000
Other current assets                                                       CPI           106,130         54,877
Goodwill                                                                   CPI             0,000         34,427
Other long term assets                                                     UF              0,000          1,586
 Other long term assets                                                    CPI         1,029,026      1,335,797
Costs and Expenses accounts                                                CPI           976,234      1,197,025
Total (charges)/credits                                                                4,544,230      5,548,716

Shareholders' equity                                                       CPI       (2,403,325)    (2,273,044)
 Short and long term bank liabilities                                      CPI          (44,387)       (97,199)
Short and long term bonds payable                                          UF          (868,261)      (994,083)
Short and long term bonds payable                                          CPI         (201,414)      (246,390)
Other current liabilities                                                  UF          (103,398)       (48,794)
Other current liabilities                                                  CPI         (217,343)      (101,395)
Other long term liabilities                                                CPI          (21,226)       (35,335)
Accounts Payable related Companies long term                               CPI          (11,090)          0,000
 Income accounts                                                           CPI       (1,244,662)    (1,492,424)
Total (charges) credits                                                              (5,115,106)    (5,288,664)
Price-level restatement (loss ) gain                                                   (570,876)        260,052


NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES


Assets - (Charges)/Credits                       Currency       Jun 30, 2006     Jun 30, 2005
--------------------------                       --------       ------------     ------------
Cash                                                US$            (362,684)          (99,157)
Marketeable Securities                              US$             (88,796)          (64,345)
Other receivables                                   US$              229,545             1,862
Accounts receivable related companies               US$            2,896,364         1,428,432
Inventories                                         US$               27,863            43,212
Other assets                                        US$                4,993           299,001
Property, Plant & Equipment                         US$                5,588             (428)
Other assets                                        US$            3,615,467         4,361,430
Other assets                                      EUROS$                   0           921,076
Time deposits                                     EUROS$           1,175,756                 0
Time deposits                                       US$                  685                 0
Trade receivables                                   US$                (982)                 0
Total (charges) credits                                            7,503,799         6,891,083
--------
Liabilities (Charges)/Credits
Short term bank liabilities                         US$            (525,557)            11,583
Bonds payable                                       US$            (151,139)         (166,569)
Accounts payable                                    US$             (42,478)             4,295
Provisions                                          US$                9,950             (826)
Other current liabilities                           US$             (32,658)       (1,087,291)
Long term bonds payable                             US$            (768,509)         (591,465)
Withholdings                                        US$                  (2)                 0
Total (Charges) Credits                                          (1,510,393)       (1,830,273)
Foreign exchange gain (loss) net                                   5,993,406         5,060,810


NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2006 and 2005.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$3,508,991 Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2006 amounted to ThCh$315,227 (ThCh$339,393 in 2005).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

Below is an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.


Cash Flow Statement
-------------------

                                                      2006         Maturity Date      2005         Maturity Date
                                                      ----         -------------      ----         -------------
                                                      ThCh$                           ThCh$
Expenses
--------
Dividend payments                                  (4,470,414)    Jul 26, 2006      (3,973,560)     Jul 28, 2005
Additions to property, plant and equipment         (1,448,353)    Aug 31, 2006        (673,793)     Jul 31, 2005
Additions to property, plant and equipment           (248,556)    Jul 31, 2006        (715,403)     Sep 30, 2005

Total expenses                                     (6,167,323)                      (5,362,756)

Income
------
Sale of property, plant and equipment                   4,304     Aug 15, 2006           1,073     Aug 15, 2005

Total Income                                            4,304                            1,073

Total Net                                          (6,163,019)                      (5,361,683)


NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at June 30, 2006 were as follows:

                                                               Description of the Agreements
                                                               -----------------------------

                                                                        Position      Hedged Item
                                                                        --------      -----------
              Type
Type of       of                   Maturity or                         Purchase or
Derivative  Agreement  Value       expiration         Specific Item       Sale          Name                          Amount
----------  ---------  -----       ----------         -------------       ----          ----                          ------
 SWAP       CCPE     2,757,557     I QUARTER 2007    US$ Exchange Rate      S     Long term bonds in US$             3,718,120
 SWAP       CCPE     2,767,485    III TRIMESTE 2007  US$ Exchange Rate      S     Long term bonds in US$             2,747,765
 SWAP       CCPE    40,470,924     IV QUARTER 2007   US$ Exchange Rate      S     Long term bonds in US$            47,599,704
 SWAP       CCPE     8,263,142      I QUARTER 2008   US$ Exchange Rate      S     Long term bonds in US$            10,456,161
 SWAP       CCPE     8,215,849     II QUARTER 2008   US$ Exchange Rate      S     Long term bonds in US$            11,100,360
 SWAP       CCPE    13,481,666    III QUARTER 2008   US$ Exchange Rate      S     Long term bonds in US$            16,620,691
 SWAP       CCPE     5,552,018      I QUARTER 2013   US$ Exchange Rate      S     Long term bonds in US$             7,260,554
 FR         CCTE     6,735,450    III QUARTER 2006   US$ Exchange Rate      P     Foreign Currency Suppliers         6,885,952
 FR         CCTE     2,794,318    III QUARTER 2006   US$ Exchange Rate      S     Foreign Currency Suppliers         2,567,734
 FR         CCTE    11,348,051     IV QUARTER 2006   US$ Exchange Rate      P     Foreign Currency Suppliers        11,759,253
 FR         CCTE     3,486,627     IV QUARTER 2006   US$ Exchange Rate      S     Foreign Currency Suppliers         3,387,683



 Value of                                                                      Effect on
 hedged item                       Asset/Liability                            income/(loss)
------------          --------------------------------------------       --------------------

                       Name                                Amount        Realized  Unrealized
                       ----                                ------        --------  ----------

  2,773,057         Other Long Term and Current Assets    1,110,769      (100,080)     178,154

  2,746,920         Other Long Term and Current Assets    1,114,156      (100,447)       4,994

 40,458,000         Other Long Term and Current Assets    8,320,221    (1,547,850)   1,634,504

  8,211,709         Other Long Term and Current Assets    3,320,462      (299,973)     (18,557)

  8,548,769         Other Long Term and Current Assets    3,298,617      (299,185)     761,609

 13,329,452         Other Long Term and Current Assets    5,297,311      (493,339)     601,104

  5,564,589         Other Long Term and Current Assets    2,219,607      (202,749)     517,234

          -         Other current assets and liabilities    149,604             -      149,604

          -         Other current assets and liabilities     61,608             -      (61,608)

          -         Other current assets and liabilities    404,750             -      404,750

          -         Other current assets and liabilities    122,101             -     (122,101)

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a.   Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,809,276 (ThCh$2,044,969 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3) Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$18,160,794 (ThCh$12,704,174 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4) Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$64,292 (ThCh$77,419 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.   Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include:
(i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) short-term portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c.   Direct guarantees

Guarantees at June 30, 2006 were as follows


 Guarantee creditor                                Debtor
 -------------------                               ------
                                                                                      Type of
                                    Name                              Relation       guarantee
                                   ------                             ---------      ----------

 UNIAO FEDERAL                      RIO DE JANEIRO REFRESCOS LTDA.     Subsidiary     Mortgage

 ESTADO RIO DE JANEIR0              RIO DE JANEIRO REFRESCOS LTDA.     Subsidiary     Mortgage

 PODER JUDICIARIO                   RIO DE JANEIRO REFRESCOS LTFA.     Subsidiary     Judicial Deposit

 ADUANA DE BUENOS AIRES (Customs)   EMBOTELLADORA DEL ATLANTICO S.A.   Subsidiary     Guaranty Insurance


                                                            Balances pending at          Release of
                        Assets involved                       end of period              Guaranty
                        ---------------                       -------------              --------
                                         Book
           Type                          value                     June 30,               June 30,
          -----                         ------           --------------------------      ----------
                                                          2006             2005              2007
                                                         ---------        --------        ---------
  Judicial deposit over real estate         60,049          68,667         70,378            -

  Judicial deposit over real estate     12,148,846      10,121,695              -            -

  Judicial Deposit                       6,772,942               -              -            -

  Inventories                            3,770,523       3,942,680              -            -


NOTE 36 - GUARANTEES FROM THIRD PARTIES
Guarantees from third parties at June 30, 2006 were as follows:

     Guarantor                    Relation        Type of Guaranty         Amount    Currency   Transaction


Iansagro S.A.                     Main Office    Deposit Certificate      3,788,700    ThCh$    Warrants
Iansagro S.A.                     Main Office    Deposit Certificate      4,735,875    ThCh$    Warrants
Iansagro S.A.                     Main Office    Deposit Certificate      2,841,525    ThCh$    Warrants
AGA S.A.                          Main Office    Receipt                    600,000     US$     Supply agreement
Soc. Las Nipas                    Main Office    Policy                       6,971     U.F.    Advertising Agreement
Several Clients                                  Deposits                 1,334,896     USD     Container Guarantees
CONFAB                                           Mortgage                30,000,000     USD     Purchase of Rio de Janeiro Refrescos
Russel W. Coffin                                 Letter of Credit        42,650,658     USD     Purchase of Nitvigov
Mac Coke Dist. Beb.                              Mortgage                   300,328     USD     Distributor Credit
Tigresa Com. Beb.                                Mortgage                   300,328     USD     Distributor Credit
Dist. Real Cola (Apucarana)                      Mortgage                   277,226     USD     Distributor Credit
Soc. Com. Champfer                               Mortgage                   600,656     USD     Distributor Credit
Franciscana Dist.                                Mortgage                   265,675     USD     Distributor Credit
Dibejon Dist Beb. Joao Neiva                     Mortgage                    96,567     USD     Distributor Credit
Aguiar Distrib.de Bebidas Ltda                   Mortgage                   185,279     USD     Distributor Credit
Dist Uniao De Itaperuna                          Mortgage                   247,008     USD     Distributor Credit
Rosas de Casimiro                                Mortgage                   161,715     USD     Distributor Credit
ASXT Fluminense Distrib.Bebidas                  Mortgage                   258,744     USD     Distributor Credit


NOTE 37 - LOCAL AND FOREIGN CURRENCY

Assets at each year end were composed of local and foreign currencies as follows:

                                                          Amount         Amount
                                         Currency       June 30, 2006    June 30, 2005
                                         --------       -------------    -------------
Current Assets                                             ThC$             ThC$
Cash and equivalents                   Non-indexed Ch$     3.482.916       3.093.320
-                                      US$                    55.569       2.954.529
-                                      $AR                   494.122         911.604
-                                      $R                  1.357.596         955.784
Time Deposits                          EUROS              10.427.300               0
-                                      US$                23.049.965           2.431
-                                      $AR                   541.880               0
-                                      $R                    568.244      12.157.432
Marketable Securities                  Non-indexed Ch$     6.767.699           2.095
-                                      US$                14.733.634      13.626.649
-                                      $R                  2.498.663         397.110
Trade Accounts Receivable              Non-indexed Ch$    10.608.423      10.936.393
-                                      US$                   603.785       1.021.017
-                                      $AR                 1.091.137       1.282.172
-                                      $R                  8.365.191       7.307.531
Notes receivable                       Non-indexed Ch$     3.749.999       3.252.821
-                                      $AR                   280.971         317.466
-                                      $R                  1.509.041       1.349.335
Other debtors                          Non-indexed Ch$     2.459.193       2.360.122
-                                      US$                 7.604.575       7.062.512
-                                      $AR                 1.015.586         698.989
-                                      $R                  4.608.508       7.673.902
Notes receivable related companies     Non-indexed Ch$     1.085.679               0
-                                      $R                          0          63.377
Inventories (Net)                      Non-indexed Ch$     4.592.460       4.337.054
-                                      US$                 3.169.273       6.909.312
-                                      $AR                 3.353.455       3.217.127
-                                      $R                  9.607.071       7.710.289
Recoverable Taxes                      Non-indexed Ch$       293.472         192.506
-                                      US$                   822.564               0
-                                      $AR                   963.116       1.307.145
-                                      $R                  6.904.462       6.264.236
Prepaid expenses                       Indexed Ch$                 0               0
-                                      Non-indexed Ch$     1.310.654       1.681.732
-                                      US$                    70.460         159.995
-                                      $AR                   182.413          37.288
-                                      $R                    405.540         390.771
Other current assets                   Indexed Ch$            40.413               0
-                                      Non-indexed Ch$     1.628.392       1.569.825
-                                      US$                 3.792.174       7.587.593
-                                      $AR                 2.006.050       2.214.094
-                                      $R                  1.391.593       1.335.958
Property, plant and equipment
Property, plant and equipment          Indexed Ch$        61.816.660      68.376.818
-                                      US$                79.513.925      86.851.202

Other assets
Investment in related companies        Indexed Ch$        18.462.224      18.669.937
-                                      US$                 1.228.995         985.771
                                       $R                  1.480.330       1.456.301
Investment in other companies          US$                    14.267          15.090
-                                      Indexed Ch$            42.147          42.146
Goodwill                               Indexed Ch$           620.300         718.224
-                                      US$                71.448.844      85.880.862
Long term debtors                      Indexed Ch$            50.629               0
-                                      $R                     46.937               0
-                                      $AR                    28.264          43.674
Documents receivable related companies Indexed Ch$            34.492          37.767
Deferred taxes                         Non-indexed Ch$           168          99.363
-                                      $AR                   173.523         319.070
Intangibles                            US$                         0         479.236
-                                      $AR                   430.561               0
Amortization                           US$                  -253.180        -260.859
Others                                 Indexed Ch$         2.145.062               0
-                                      Non-indexed Ch$     5.881.553       4.965.519
-                                      EUROS                       0      10.983.791
-                                      US$               111.020.075     150.930.562
-                                      $AR                 2.557.294       2.711.457
                                       $R                  5.297.897      17.893.026
Total Assets
                                       Non-indexed Ch$    41.860.608      32.490.750
                                       US$               316.874.925     364.205.902
                                       $AR                13.118.372      13.060.086
                                       $R                 44.041.073      64.955.052
                                       EUROS              10.427.300      10.983.791
                                       Indexed Ch$        83.211.927      87.844.892

b. Current liabilities at year end denominated in local and foreign currencies were as follows:

                       Currency                   Up to 90 days                          From 90 days Up to 1 year
                       --------     ----------------------------------------  ----------------------------------------
                                      June 30, 2006         Jun 30, 2005         Jun 30, 2006         Jun 30, 2005
                                    -------------------  -------------------  -------------------  -------------------
                                                Average              Average              Average              Average
                                                annual               annual               annual               annual
                                      Amount     int.       Amount   int.       Amount    int.       Amount    int.
                                      ThCh$      Rate       ThCh$    Rate       ThCh$     Rate       ThCh      Rate
                                    ----------  -------  ----------  -------  ----------  -------  ----------  -------
Current portion of
long term bank         Non-indexed
liabilities            Ch$                   0                    0                   0                     0
-                      US$          45.433.812   6,51%   32.286.990   4,1%            0                     0
-                      $AR                   0                    0                   0                     0
-                      $R            2.427.118                    0                   0             6.483.706     8,92%
Long term bank
liabilities            US$                   0            2.769.681   6,51%           0                     0
-                      $R                    0                    0             513.274               751.786    13,26%
Current portion of
bonds payable          Indexed Ch$  13.458.240   7,0%    13.507.997   6,2%            0                     0
-                      US$             343.936   6,2%       382.818   7,25%           0                     0
                       Non-indexed
Dividends payable      Ch$           4.886.596            4.177.862                   0                     0
Accounts payable       Indexed Ch$           0                    0                   0                     0
                       Non-indexed
-                      Ch$          14.775.094           14.656.444                   0                     0
-                      US$           1.179.560            3.024.428                   0                     0
-                      $AR           6.426.403            3.460.884                   0                     0
-                      $R            8.117.146            7.786.306                   0                     0
                       Other
-                      currencies            0                    0                   0                     0
Other Creditors        $AR              44.731               56.565              41.955                     0
-                      $R            2.838.580            2.626.646                   0                     0
-                      US$                   0            1.110.241                   0                     0
Notes payable related
companies              Indexed Ch$           0                    0                   0                     0
                       Non-indexed
                       Ch$           3.101.825            2.450.636                   0                     0
-                      US$             920.153            1.880.928                   0                     0
-                      $AR             676.403                    0                   0                     0
-                      $R            2.137.118              129.633                   0                     0
                       Non-indexed
Provisions             Ch$             747.907              717.140                   0                     0
-                      US$                   0                    0                   0                     0
-                      $AR                 140                  166                   0                     0
-                      $R                    0                    0                   0                     0
                       Other
-                      currencies            0                    0                   0                     0
Withholdings           Indexed Ch$           0                    0                   0                     0
                       Non-indexed
-                      Ch$           7.158.875            3.962.257                   0                     0
-                      $AR           2.677.132            2.093.004                   0                     0
-                      $R                    0                    0           3.130.340             2.604.232
                       Other
-                      currencies            0                    0                   0                     0
Income tax             Non-indexed
withholding provision  Ch$           2.420.540            3.770.771                   0                     0
                       Other
-                      currencies            0                    0                   0                     0
-                      $AR                   0                    0             191.490             1.159.078
-                      $R                    0                    0           2.653.577                25.192
                       Non-indexed
Unrealized income      Ch$             483.203                8.475                   0                     0
                       Non-indexed
Deferred taxes         Ch$             735.087              742.005                   0                     0
-                      $AR                   0              134.580             108.234                     0
Other current          Non-indexed
liabilities            Ch$           3.603.203            2.769.375                   0                     0
Total current
liabilities
                       Non-indexed
                       Ch$          37.912.330           33.254.965                   0                     0
                       US$          47.877.461           41.455.086                   0                     0
                       $AR           9.824.809            5.745.199             341.679             1.159.078
                       $R           15.519.962           10.542.585           6.297.191             9.864.916
                       Indexed Ch$  13.458.240           13.507.997                   0                     0
                       Other
                       currencies           0                     0                   0                     0

c.1) Long - term liabilities at June 30, 2006 were composed of local and foreign currencies as follows:


                             Currency           1 up to 3 years       3 up to 5 years      5 up to 10 years     More than 10 years
                             ---------------  --------------------  --------------------  --------------------  -------------------
                                               Amount      Average    Amount     Average   Amount      Average    Amount    Average
                                                           annual                annual                annual               annual
                                                           int                   int                   int                  int
                                                ThCh$      rate       ThCh$      rate       ThCh$      rate       ThCh$     rate
                                              ----------  -------   ----------  --------  ---------   --------  ----------  ------
Long term bank liabilities   $R                  324.592                     0                     0                     0
Bonds payable                US$              17.303.077    7,0%             0                     0             2.157.760   7,625%
-                            Indexed Ch$      10.981.597    6,2%     7.901.214    6,50%   16.752.994   6,50%    42.505.988    6,50%
Other creditors              $AR                 138.579                     0                     0                     0
-                            $R                        0                47.229                     0                     0
Notes and accounts payable
  related companies          Non-indexed Ch$   3.701.143                     0                     0                     0
Provisions                   Indexed Ch$               0                     0                     0             4.438.322
-                            Non-indexed Ch$     601.171                     0                     0                     0
-                            $AR               1.809.276                     0                     0                     0
-                            $R               18.160.794                     0                     0                     0
Other liabilities            Non-indexed Ch$      86.922             4.609.026                     0                     0
-                            $AR                       0               218.558                     0             1.967.020
-                            $R                2.045.910                     0                     0                     0
Total long term liabilities
                             $R               20.531.296                47.229                     0                     0
                             US$              17.303.077                     0                     0             2.157.760
                             Indexed Ch$      10.981.597             7.901.214            16.752.994            46.944.310
                             $AR               1.947.855               218.558                     0             1.967.020
                             Non-indexed Ch$   4.389.236             4.609.026                     0                     0

c.2) Long - term liabilities at June 30, 2005 were composed of local and foreign currencies as follows:


                             Currency           1 up to 3 years       3 up to 5 years      5 up to 10 years     More than 10 years
                             ---------------  --------------------  --------------------  --------------------  -------------------
                                               Amount      Average    Amount     Average   Amount      Average    Amount    Average
                                                           annual                annual                annual               annual
                                                           int                   int                   int                  int
                                                ThCh$      rate       ThCh$      rate       ThCh$      rate       ThCh$     rate
                                              ----------  -------   ----------  --------  ---------   --------  ----------  ------
Long term bank liabilities   US$              48.033.840    6,51%            0                     0                     0
-                            $R                  832.852   13,27%            0                     0                     0
Bonds payable                UF               22.942.485     6,2%    3.947.324    6,50%   19.736.619    6,50%   43.420.561   6,50%
-                            US$              19.259.168     7,0%            0                     0             2.401.692   7,63%
Other creditors              $AR                 100.332                     0                     0                     0
-                            $R                        0                71.127                 8.891                     0
Provisions                   Non-indexed Ch$   5.232.121                     0                     0                     0
                             $AR               2.044.968                     0                     0                     0
                             $R               15.362.705                     0                     0                     0
Other liabilities            Non-indexed Ch$   4.398.023                     0                     0                     0
-                            $AR                       0               207.341             1.866.065                     0
-                            $R                1.353.518                     0                     0                     0
Total long term liabilities
                             US$              67.293.008                     0                     0             2.401.692
                             $R               17.549.075                71.127                 8.891                     0
                             UF               22.942.485             3.947.324            19.736.619            43.420.561
                             $AR               2.145.300               207.341             1.866.065                     0
                             Non-indexed Ch$   9.630.144                     0                     0                     0

NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

In accordance with the agreement reached at the Regular General Shareholders Meeting of Embotelladora Andina S.A., held April 19, 2006 (hereinafter the "Meeting"), the following interim dividend No. 152 was distributed on July 26, 2006:

     a)   Ch$5.60 (five porn sixty pesos) for each Series A share; and
     b)   Ch$6.16 (six point sixteen pesos) for each Series B share.


NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT

The Company has disbursed ThCh$696,656 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$327,861.

I.   ANALYSIS OF THE FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED JUNE 30,
     2006.

Highlights


o Operating Income reached US$28.8 million during the second quarter of 2006, increasing 15.8% compared to the same period of the previous year. Operating Margin was 13.3%.

o Sales volume amounted to 90.5 million unit cases, an increase of 7.5% during the quarter.

o Second quarter EBITDA totaled US$42.9 million, representing an increase of 8.7% compared to the second quarter of 2005. EBITDA Margin was 19.8%.

o Consolidated Operating Income reached US$74.8 million during the first half of 2006, 16.6% higher than the first half of the previous year. Operating Margin was 15.8%.

o Consolidated Sales Volume totaled 197.8 million unit cases, an increase of 6.7% compared to the first half of 2005.

o Consolidated EBITDA for the first half of 2006 amounted to US$102.9 million, an increase of 10.1%. EBITDA Margin was 21.7%.

o Net Income for the first half of 2006 reached US$57.4 million, 24.3% higher than the first half of 2005.

Comments from Chief Executive Officer, Mr. Jaime Garcia R.

"We have reported positive results in the three countries where we operate. We've continue to develop new product categories, which will provide us an additional base for growth in soft drinks. Innovative products and appropriate cost management has enabled Andina to grow in an industry with increased costs and increasingly demanding consumers."

CONSOLIDATED SUMMARY

First Half 2006 vs. First Half 2005

At the close of June 2006, the Company remains on a path of continuous growth. The Chilean Peso and Brazilian Real have continued to strengthen, enabling Andina to partially offset the increases in important dollar-denominated raw material prices, such as sugar and resin. Upon comparing the exchange rate of the first half of 2006 to the same period of the previous year, we can see that the Chilean Peso and the Brazilian Real appreciated on average 9.4% and 15.1%, respectively. One the other hand, the Argentine Peso has depreciated an average of 4.8%.

Consolidated Sales Volume amounted to 197.8 million unit cases, an increase of 6.7%. Soft drinks increased 5.6%, while waters grew 23.2% and juices 12.1%. These increases are a result of the higher consumption of our main products (soft drinks) in the three countries where we operate, in addition to the consolidation of growth opportunities via non-carbonated products (Water and Juices), which clearly reflects an opportunity through a change in consumers' behavior.

Net Sales amounted US$473.9 million, 8% higher than the first half of 2005. This was a result of both higher volumes and price adjustments.

Despite cost pressures, particularly with regards to sugar, Cost of Sales per unit case decreased 2.2% compared to the first half of 2005, mainly due to effective negotiations, more favorable resin prices and the revaluation of the Chilean Peso and the Brazilian Real.

SG&A increased 5.2% per unit case as a result of increased freight fees due to increasing oil prices and currency revaluations.

Consolidated Operating Income amounted to US$74.8 million, a 16.6% increase compared to the first half of 2005. Operating Margin was 15.8%, an increase of 120 basis points.

Finally, Consolidated EBITDA amounted to US$102.9 million, an increase of 10.1%. EBITDA Margin was 21.7%.

Second Quarter 2006 vs. Second Quarter 2005

Consolidated Sales Volume for the second quarter 2006 reached 90.5 million unit cases, a 7.5% increase compared to the same period of the previous year.

Net Sales amounted to US$216.5 million, representing a 6.7% improvement compared to the second quarter of 2005, mainly due to increased volumes.

Cost of Sales per unit case decreased 3.8%, achieved through effective negotiations, the lower price of resin and the reevaluations of the Chilean Peso and the Brazilian Real.

SG&A increased 2.7% per unit case, mainly as a result of increased freight fees due to higher oil prices and the currency revaluations.

Consolidated Operating Income amounted to US$28.8 million, a 15.8% increase compared to the second quarter of 2005. Operating Margin was 13.3%, an increase of 100 basis points.

Finally, Consolidated EBITDA amounted to US$42.9 million, an 8.7% improvement compared to the same period of the previous year. EBITDA Margin was 19.8%.

SUMMARY BY COUNTRY

Chile

First Half 2006 vs. First Half 2005

During the first half of 2006, Sales Volume amounted to 68.4 million unit cases reflecting growth of 7.8% compared to the figure reported in the first half of 2005. This significant increase was a result of increased soft drink volumes (+5.3%), in addition to the significant contribution of the Waters and Juices (+30.3% and +12.1%, respectively). We can clearly observe the relevance of these products in a new healthy lifestyle concept, whereby the significant growth of the Waters and Juices segment, accompanies that of the Light product segment, representing close to 15% of the total soft drinks portfolio, with a year-over-year growth rates above 10%.

Net Sales amounted to US$190.2 million, a 3.5% improvement compared to the previous year.

Operating Income was 3.2% higher than that of the first half of 2005, amounting to US$43.3 million. Operating Margin was 22.8%, remaining flat compared to the previous year.

EBITDA amounted to US$55.7 million, 2.4% higher than the EBITDA figure recorded in 2005. EBITDA Margin was 29.3%.

Second Quarter 2006 vs. Second Quarter 2005

During the second quarter of 2006, Sales Volume amounted to 31.5 million unit cases, 12.5% growth compared to the same period of the previous year. Soft drinks increased by 10.2%, reflecting the highest quarterly growth in the soft drink segment since 2003. The Waters and Juices segment continued to grow at the rate of 40.1% and 17.9%, respectively. In order to continue expanding our non-carbonated product portfolio, we launched Kapo Nurisha during the second quarter.

Net Sales amounted to US$87.5 million, reflecting 6.9% growth. This increase resulted from the growth in volumes and was partially offset by the mix effect of Net Sales per unit case in Juices and Waters, and a stable nominal price for soft drinks.

Cost of Sales per unit case decreased by 5%. This offset the decrease of Average Net Sales per unit case, reflecting management's ability to manage costs. These lower costs were mainly a result of the lower price of resin and the anticipated purchase of sugar realized in November of 2005 to cover the requirements for the full-year 2006.

Operating Income amounted to US$18.3 million, an 8.9% improvement compared to the second quarter of 2005. Operating Margin was 20.9%.

EBITDA amounted to US$24.5 million, 6.5% higher than the EBITDA recorded during the same period of the previous year. EBITDA Margin was 28%.

Brazil

First Half 2006 vs. First Half 2005

Sales Volume amounted to 79.1 million unit cases, 7.3% growth for the first half of 2006.

Net Sales reached US$192.1 million, increasing 20.2% compared to the previous year. This significant increase was a result of volume growth, price adjustments and the favorable exchange rate upon translation of figures from local currency to Chilean Pesos.

Cost of Sales increased 13.2%. That, along with improved SG&A efficiencies, resulted in growth of 64.2% in Operating Income compared to the first half of 2005, reaching US$26.6 million. Operating Margin was 13.9%, an improvement of 370 basis points.

EBITDA amounted to US$35.7 million, an increase of 38.1%, with an EBITDA Margin of 18.6%, increasing 240 basis points compared to the previous period.

Second Quarter 2006 vs. Second Quarter 2005

Sales volume for the second quarter of 2006 amounted to 36.7 million unit cases, representing a 2.7% increase compared to the second quarter of 2005. This was more moderate growth than that observed during the first quarter of this year. Furthermore, due to the substantial growth reported in the second quarter of 2005, comparisons for the second quarter of 2006 are difficult.

Net Sales reached US$89.2 million, representing an 11.5% increase. This is best explained by price adjustments realized in February 2006, as well as the exchange rates, which benefited the translation of figures.

Cost of Sales per unit case grew 3.9%, best explained by the effect of figure conversion, which have a negative impact on our costs. The appreciation of the Brazilian Real in the domestic market has helped Andina offset the increase in the price of sugar, as well as additional measures that have enabled the Company to maintain our costs in local currency.

Operating Income reached US$10.5 million, an improvement of 35.3% and Operating Margin was 11.8%, an improvement of 210 basis points.

Finally, EBITDA amounted to US$15.1 million, a 20.3% improvement compared to the US$12.6 million reported in the second quarter of 2005. EBITDA Margin was 17%, an increase of 130 basis points compared to the previous period.

Argentina

First Half 2006 vs. First Half 2005

Sales Volume for the quarter reached 50.3 million unit cases, a 4.4% improvement compared to the sales volume for the same period of the previous year. The Light (diet) segment has continued expanding, posting close to 13% growth, as well as the non-returnable future consumption format.

Net Sales reached US$96.2 million, representing a decrease of 3.6%. Nevertheless, Andina has adjusted its sales per unit case in nominal local currency by 17%. This decrease is explained by the negative impact of the exchange rates upon translating figures, offsetting the increase in volumes and prices realized during the period, together with a change in the sales condition of the packaging division, which went from product sales to a raw material conversion service (this did not affect the division's contribution upon Argentinean consolidation).

Operating Income amounted to US$9.3 million, an 8.3% decrease, best explained by the previously mentioned currency effect in the translation of figures. Operating Margin was 9.6%, 50 basis points lower than the previous year. This was a consequence of increased SG&A, mainly from higher labor, freight and advertising costs.

EBITDA reached US$15.8 million, and EBITDA Margin amounted to 16.4%.

Second Quarter 2006 vs. Second Quarter 2005

Sales Volume for the second quarter of 2006 increased 9.1% reaching 22.3 million unit cases. This increase was a result of higher sales of Sprite (+15%), Coca-Cola (+8.5%) and the Light category (+18.6%).

Net Sales reached US$41.8 million, representing a decrease of 4.2% compared to the second quarter of 2005, and is best explained by the effect of figure translation from the devaluation of the Argentine Peso, which averaged 4.3% for the period, and the appreciation of the Chilean peso, -9.5% at the end of the period. This was offset by a 14% increase in Net Sales per unit case in nominal local currency.

Cost of Sales per unit case decreased 17%, best explained by the fluctuations of the exchange rates upon the translation of figures, as well as lower resin prices.

Operating Income amounted to US$ 2.2 million, a 10.2% decrease. This was a result of increased SG&A, higher labor, freight and advertising costs. Operating Margin was 5.1%.

EBITDA reached US$5.4 million, a decrease of 9.3%. EBITDA Margin was 13%.

NON-OPERATING RESULTS

First Half 2005 vs. First Half 2005

Non-Operating Results totaled a loss of (US$5.9) million, which compares favorably to an accumulated loss of (US$10.3) million recorded during the first half of 2005.

This loss reduction in the Non-Operating Result line is best explained by:

     o Other Non Operating Income/(Expense): Reflecting a positive variation as a result of lower expenses regarding severance indemnities and a provision to adjust to market value the Company's Real State available for sale during 2005.

     o Price Level Restatement: Lower income as a consequence of a lower exchange rate (Ch$539.44 per USD in 2006 vs. Ch$579.00 per USD in 2005) over our positive U.S. dollar asset position.

     o Financial Expense/Income (Net): The loss in this item was higher and offset the positive effect previously explained. The lower income was a result of a one-time profit generated by the sale of bonds during the first half of 2005.

Finally, Net Income amounted to US$57.4 million, an increase of 24.3% compared to the Net Income reported during the first half of 2005.

ANALYSIS OF THE BALANCE SHEET

As of June 30, 2006, the Company's financial assets amounted to US$336.1 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 87% of the total financial investments are U.S. dollar-denominated and 5.8% are Euro-denominated. Nevertheless, through "Cross-Currency Swaps" agreements executed in July and August 2003 and April 2004, part of the portfolio has been converted to Chilean pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in U.S. dollars to 27.4%.

On the other hand, the Company's total debt was US$296.8 million, with an average annual rate of 6.33% on U.S. dollar debt, and an average real annual rate of 6.40% on Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 40.7% of total debt.

Thus, the Company holds a positive net cash position of US$39.3 million.

Main Indicators

                                                      Main Indicators
                                                      ---------------

                   INDICATORS                        Unit         Jun-06         Dic-05         Jun-05     Variance
                   ----------                        ----         ------         ------         ------     --------
LIQUIDITY
    Current Ratio                                    Times          1.12          1.30            1.06       0.06
    Acid Tests                                       Times          0.97          1.16            0.87       0.10
    Working Capital                                  MCh$          2,613        36,528          33,732     -31,118
ACTIVITY
    Investments                                      MCh$         14,231        27,753          12,978      1,253
    Inventory turnover                               Times          7.82         14.15            6.55       1.27
    Days of inventory on hand                        Days          46.04         25.44           54.97      -8.94
INDEBTEDNESS
    Debt to equity ratio                               %         111.09%        95.97%         114.98%      -3.89%
    Short-term liabilities to total liabilities        %          48.94%        48.64%          37.66%      11.28%
    Long-term liabilities to total liabilities         %          51.06%        51.36%          62.34%     -11.28%
    Interest charges coverage ratio                  Times         13.95         18.68           12.02       1.94
PROFITABILITY
    Return over equity                                 %          12.07%        19.67%           8.71%      3.36%
    Return over total assets                           %           5.94%         9.95%           4.22%      1.72%
    Return over operating assets                       %          13.30%        21.25%           8.90%      4.39%
    Operating income                                 MCh$         40,355        78,765          34,613      5,742
    Operating margin                                   %          15.78%        16.28%          14.62%      1.16%
    EBITDA (1)                                       MCh$         58,491       104,634          51,128      7,362
    EBITDA margin                                      %          22.88%        21.63%          21.12%      1.76%
    Dividends payout ratio - Series A shares           %           7.51%         7.76%           7.37%      0.14%
    Dividends payout ratio - Series B shares           %           7.66%         8.04%           7.38%      0.28%

    EBITDA (1) Earnings before income taxes, interests,
               depreciation, amortization and extraordinary items.



The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity indicators are slightly better than the previous period, reflecting a reclassification of certain financial instruments with maturity in less than a one year period (amounting to MUS$40 for liabilities and MUS$58 for assets).

Indicators of indebtedness improve mainly due to the prepayment of US$40 million carried out by our Argentine subsidiary of its external debt in December of 2005, and amortizations of the local bond for an approximate amount of MUS$23 carried out during June 2006 and December 2005, and which are partially offset by a decrease in equity as a result of an extraordinary dividend payment carried out in May of 2006. Financial debt during the period amounted to Ch$2,869 million and earnings before interests and taxes amounted to Ch$40,097 million, achieving an interest coverage of 13.95 times, an improvement of 16% compared to the previous period.

Operating profitability indicators benefited from the reasons mentioned in paragraph I. Profitability over equity basically benefited from the reasons stated in paragraph I along with the effect of the decrease in equity already explained.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin No. 64 issued by the Chilean
Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow

                                        June 2006    June 2005  Variation      Variation
             Cash Flow (MCH$)              MCh$        MCh$         Ch$             %
             ----------------           ---------    ---------  ------------   ---------

Operating                                 60.406       45.155       15.250     34%
Financing                               (50.306)     (53.816)        3.511     7%
Investment                               (5.051)        4.030      (9.081)    225%
Net cash flow for the Period               5.049      (4.631)        9.680    209%


The Company generated a positive net cash flow of MCh$5.049 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$60.406 representing a positive variation regarding the previous year which amounted to Ch$15,250 million. Principally explained by increased collections from clients, which were partially offset by increased payment of value added taxes.

Financing activities generated a negative cash flow of MCh$50,306 representing a positive variation of MCh$3,511 mainly explained by lower bank loan payments.

Investment activities generated a positive cash flow of MCh$5,051; with a negative variation of MCh$9,081 regarding the previous year, mainly explained by decreased sales of investments in financial instruments, and partially offset by increased income from the sale of permanent investments.

V. Analysis of Market Risk

Interest Rate Risk

As of June 30, 2005 and 2006, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates. For the period the breakdown for each is the following:

Chilean peso:     40%
Brazilian real:   40%
Argentine peso:   20%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise commodity coverage instruments have also been utilized.

This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass- consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

MATERIAL EVENTS

During the period April-June 2006, the following material events were filed:

REGULAR SHAREHOLDERS MEETING

At the Regular General Shareholders Meeting of Embotelladora Andina S.A., held yesterday, April 19, 2006 (hereinafter the "Meeting"), among other matters, the following was resolved:

1.   The distribution of the following amounts as Final Dividend No.
     150, on account of the fiscal year ending December 31, 2005: (a) Ch$6.48 (six pesos and forty-eight cents) per Series A share; and b) Ch$7.128 (seven pesos and one hundred and twenty eight cents) per Series B share. This dividend will be available to shareholders beginning April 27, 2006. Regarding payment of this dividend, the Shareholders Registry will close on April 21, 2006.

2. The distribution of an additional Dividend No. 151 on account of retained earnings: (a)Ch$70.00 (seventy pesos) per Series A share; and
     (b)Ch$77.00 (seventy seven pesos) per Series B share. This dividend will be available to shareholders beginning June 1, 2006. Regarding payment of this dividend, the Shareholders Registry will close on May 26, 2006.

3. The Meeting elected a new company board of directors in separate voting by each series of shares, as follows :


     Regular                               Alternate
     -------                               ---------
     Juan Claro Gonzalez                   Ernesto Bertelsen Repetto
     Jose Antonio Garces Silva (junior)    Patricio Parodi Gil
     Arturo Majlis Albala                  Jose Miguel Barros Van Hovell tot Westerflier
     James Robert Quincey Blakstad         Jorge Hurtado Garreton
     Gonzalo Said Handal                   Jose Maria Eyzaguirre Baeza
     Salvador Said Somavia                 Jose Domingo Eluchans Urenda
     Heriberto Urzua Sanchez               Pedro Arturo Vicente Molina



For purposes of Article 50-bis, subparagraph 6 of the Chilean Corporation Law, is it stipulated that Mr. Heriberto Urzua Sanchez and his alternate, Mr. Pedro Arturo Vicente Molina, were elected by the Chilean Pension Funds and thus, fulfill the definition of "independent" from the Controlling Shareholder of the Company for Chilean legal purposes.

APPOINTMENTS OF THE BOARD OF DIRECTORS

The following resolutions were adopted at a regular Board Meeting held April 25, 2006:

1. Juan Claro Gonzalez was appointed Chairman of the Board of the Company and Jose Antonio Garces Silva Vice-Chairman.

2. The Executive Committee was elected, comprised of regular directors Jose Antonio Garces Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavia.

In addition, the Chairman of the Board, Juan Claro Gonzalez, and the Chief Executive Officer of the Company, Jaime Garcia Rioseco, are members of this Committee by virtue of their office.

3. Also elected was the Director's Committee in accordance with Article 50-bis of Chilean Corporate Law, comprised of the regular directors Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez. If any of them should be unable to attend, they can be replaced by their respective alternate director. Mr. Heriberto Urzua Sanchez is considered an independent director under Chilean law. It was resolved that Mr. Juan Claro Gonzalez will be the Chairman of this Committee.

4. Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez were appointed members of the U.S. Sarbanes-Oxley Audit Committee.

At a Committee meeting held April 25, 2006, it was decided that Mr. Juan Claro Gonzalez also be Chairman of this Audit Committee. Juan Claro Gonzalez and Heriberto Urzua Sanchez are considered independent directors under U.S. law and have voting rights in this Committee.

5. Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or authorized person to receive notifications in absence of Mr. Renato Ramirez Fernandez, General Manager.

No other significant events of a financial or any other nature have occurred between June 30, 2006 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, July 25, 2006

To the Shareholders and Directors
Embotelladora Andina S.A.

We have reviewed the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the "Company") at June 30, 2006 and 2005, and the related consolidated statements of income and of cash flows for the six month period then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. The Analysis of Results and relevant facts attached are not part of these financial statements, and therefore this report is not related to them.

We have conducted our review according to auditing standards established in Chile. A review of interim financial information includes basically applying analytic review procedures to the financial statements and querying the personnel in charge of the financial and accounting issues. The scope of these reviews is substantially less than that of an audit performed according to auditing standards generally accepted, whose aim is to express an opinion on the financial statements as a whole. Accordingly, the interim consolidated financial statements as of June 30, 2006 and 2005 have not been audited and, therefore, we cannot, nor do we, express such an opinion.

Based on our review of the interim consolidated financial statements as if June 30, 2006 and 2005 we are not aware of significant adjustments that should performed over same in order for the to be in accordance with generally accepted accounting principles in Chile.




Juan Carlos Pitta de Clemente
     Id No.: 14.709.125-7

                                  SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                            EMBOTELLADORA ANDINA S.A.


                                            By: /s/ Osvaldo Garay
                                            Name:   Osvaldo Garay
                                            Title:  Chief Financial Officer

Santiago, August 17, 2006